SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the Month of December, 1998               Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive                                  APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733

MERIDIAN GOLD INC.
9670 GATEWAY DRIVE
RENO, NEVADA 89511
PHONE: (775) 850-3777
FAX: (775) 850-3733

           MERIDIAN GOLD SECURES DEBT FINANCING AND UPDATES ACTIVITIES

RENO, NEVADA, DECEMBER 21, 1998 - Meridian Gold Inc. is pleased to announce the arrangement of a US$50 million debt financing with Standard New York and Standard Bank London Limited to complete the construction and development of the El Penon mine in northern Chile. The fully underwritten facility is for a term of six years with no payments due the first year.

"We are very pleased to begin our first borrowing relationship with Standard", said Brian J. Kennedy, President and CEO. "The $50 million in financing will help us develop our El Penon mine, which will more than double Meridian Gold's current production rate. More importantly, it will significantly enhance the cash flows and profitability of the Company into the next century. And finally, the financing will allow Meridian sufficient cash balances to continue its growth plans."

The facility is expected to close late this year or early in 1999. Mine development and construction have commenced, with Meridian financing the initial construction costs through its existing cash reserves.

EL PENON CONSTRUCTION UPDATE

Construction is progressing on schedule. Fluor Signet of Perth, Western Australia, the contractor responsible for the construction of the processing facilities, finished pouring the primary crusher foundation in November. The earthworks for the processing facilities are essentially complete and leach tanks are currently being erected. All the major equipment has been ordered. First gold pour is on schedule for the fourth quarter of 1999. Following a ramp-up to steady state during the fourth quarter of 1999, commercial production is anticipated in the first quarter of 2000.

The Chilean underground contractor, Constructora Gardilcic, has 160 people on site developing the underground mines. Over the past two months, Gardilcic has performed extremely well and developed over 2000 meters of underground development. The underground drift from Quebrada Orito to Quebrada Colorada is progressing with development having crossed the Quebrada Orito structure by about 40 meters. Quebrada Colorada and Quebrada Orito underground development is on schedule to provide high grade ore to the mill in the first quarter of 2000. During the fourth quarter of 1999, the mill will be brought to steady state using ore from several 4-5 g/tonne open pit mines.

EL PENON EXPLORATION UPDATE

QUEBRADA COLORADA - Since the discovery of Quebrada Colorada earlier this year, Meridian has drilled 172 holes into this zone, including 150 reverse circulation holes and 22 core holes, which provide a high level of confidence in the grade and extent of the mineralization. To date, the structure has been drill tested for 1.7 kilometers and is open along strike. An updated long-section can be found attached to this press release as Appendix II on the company's website at www.meridiangold.com. The long-section, which focuses on the core of Quebrada Colorada, includes the three major ore shoots over a 1.3 kilometer strike length. The grades of the deposit have been confirmed or enhanced with additional drilling, including in-fill drilling, with selected results shown in Appendix I.

To the north of Quebrada Colorada, a possible extension has been drilled for a further 120 meters to the north of Discovery Wash, with the results shown below. This extension remains open to the north with the last hole intercepting 4m of 10.8g/tonne gold and 296 g/tonne silver. This is a high priority target for 1999.


--------------------------------------------------------------------------------

Hole        Section      From     To      Interval   Gold grade    Silver grade
----        -------      ----     ---     --------   ----------    ------------
                         (m)      (m)       (m)      (g/tonne)      (g/tonne)
--------------------------------------------------------------------------------
PP321C       3190N       248      249        1         15.4            500
PP312        3250N       252      256        4          9.6            339
PP328        3280N       244      246        2          6.2             65
PP330        3310N       262      266        4         10.8            296
--------------------------------------------------------------------------------


Ore grade mineralization has also been discovered by drilling in two other areas within 200 meters of planned mining areas: Playa and Vista Norte.

PLAYA - Drilling which targeted a geophysical anomaly in the vicinity of the processing facility, parallel to and about 200 meters from the Quebrada Orito structure, encountered significant mineralization. The mineralization has been tested over a strike length of 180 meters to date, with results shown below. Playa is open along strike and can be seen on a map of the core area attached to this press release as Appendix III on the Company's website.


--------------------------------------------------------------------------------
PLAYA
Hole      Section     From     To     Interval   Gold grade      Silver grade
----      -------     ----     --     --------   ----------      ------------
                      (m)      (m)       (m)     (g/tonne)        (g/tonne)
--------------------------------------------------------------------------------
PC036      0459N      118      124        6          3.3               68
PC035      0489N      122      126        4         86.8            3,009
                      132      134        2         47.8                8
PC030      0489N       62       66        4          7.6              188
PC038      0527N       62       64        2         14.2              619
PC056      0552N      108      112        4          4.4               46
PC057      0580N      120      122        2          5.2              248
PC058      0580N       78       80        2          9.3              287
--------------------------------------------------------------------------------


VISTA NORTE - This north-south mineralized structure was discovered following detailed geologic mapping of minor quartz float. Two drill holes on the same section have intercepted the structure, which lies north of the intersection of, and between, Quebrada Orito and Discovery Wash.

Vista Norte has been mapped on the surface for approximately 500 meters and is covered by alluvium both to the north and south. The deepest hole (PX 082) was the higher grade intercept at an elevation of 1830 meters above sea level. Since drilling within the core exploration area has correlated the 1700 meter elevation with some of the highest grade mineralization, deeper drilling on this structure will be a high priority for 1999.


--------------------------------------------------------------------------------
VISTA NORTE
Hole          Section    From    To    Interval   Gold grade     Silver grade
----          -------    ----    --    --------   ----------     ------------
                          (m)    (m)      (m)     (g/tonne)        (g/tonne)
--------------------------------------------------------------------------------
PX081          3165N       26     34        8        1.2              28
PX082          3165N       46     56       10        7.4              36
                           84     86        2        5.8               6
                          176    178        2        4.6              73
--------------------------------------------------------------------------------


Rich Lorson, VP Exploration, summarized the year: "The exploration group had outstanding success at El Penon this year. We started out with the discovery of Quebrada Colorada, which confirms El Penon as a world class deposit, and we finished by defining new areas with ore grade mineralization at Vista Norte and Playa. We have more high priority targets for 1999 at El Penon than we had last year at this time, and that's after drilling 286 holes and more than 72,000 meters during the year. We clearly still have tremendous potential on the property."

BEARTRACK UPDATE

Meridian is basing its current and future business plans, including its reserves, on a $300 gold environment. While Meridian believes all of its assets provide significant value in a $300 gold environment, after a careful review of the carrying values of the Beartrack operation in Idaho, the Company will record a non-cash provision of approximately $20 million.

Meridian Gold will take the nonrecurring charge against 1998 fourth quarter results, reflecting the current gold price environment. This asset impairment will have no impact on current or future cash flow from operations.

Meridian Gold Inc. is a growth gold business with a proven exploration, development and production track record. The common shares of Meridian are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange
(MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (775) 850-3730
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com

                                                  APPENDIX I

--------------------------------------------------------------------------------------------------------------
QUEBRADA COLORADA
Hole                     Section         From        To        Interval      Gold grade       Silver grade
----                     -------         ----        ---       --------      ----------       ------------
                                         (m)         (m)         (m)          (g/tonne)         (g/tonne)
--------------------------------------------------------------------------------------------------------------
Southern ore-shoot
PP281                     2200N          168        176           8            56.0                 487
PP284                     2230N          142        154          12            58.2                 458
PP332                     2230N          126        134           8            34.5                 393
PP380                     2260N          182        187           5            29.5                 250
PP323C                    2260N          145        149           4            20.6                 272
PP280                     2320N          158        168          10            80.3                 586
PP377                     2320N          240        246           6            63.5               1,298
PP329C                    2350N          222        224           2           114.0               2,691

Central ore-shoot
PP294C                    2740N          229        232           4            42.4                 457
PP294C                    2740N          236        239           4           141.0                 935
PP365                     2680N          226        231           5           125.5               1,313
PP368                     2650N          236        241           5            42.2                 776
PP362                     2620N          193        198           5           128.4                 896
PP347                     2620N          227        232           5           102.5               2,658
PP367                     2560N          224        227           3            41.1                 385
PP353                     2530N          184        185           1            52.3                 954

Northern ore-shoot
PP303C                    2860N          168        169           1            69.0                 509
PP301                     2890N          268        274           6            26.6               1,359
PP322                     2920N          240        248           8            42.3                 296
PP314                     2950N          318        328          10            18.3                 108
PP300                     2980N          220        224           4            37.3                 516
PP316C                    2980N          226        229           3            59.1               1,094
PP296                     3040N          222        226           4            43.8                 576
--------------------------------------------------------------------------------------------------------------

Note:
1. True widths of the mineralized  intercepts  range from 50-70% of the interval
2. C denotes core holes


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 1998                MERIDIAN GOLD INC.

                                      By: /s/ Brian J. Kennedy
                                          --------------------
                                          Brian J. Kennedy
                                          President and Chief Executive Officer